

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Jeffry M. Householder
President and Chief Executive Officer
Chesapeake Utilities Corp
909 Silver Lake Boulevard
Dover, Delaware 19904

> **Re: Chesapeake Utilities Corp**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2022**
> **File No. 001-11590**

Dear Jeffry M. Householder:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program

cc: Jeffrey E. Decker